March 9, 2007

Ms. Beverly A. Singleton
Staff Accountant
United States Security and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

RE: Eden Bioscience Corporation
    Item 4.01 Form 8-K
    Filed March 6, 2007
    File No. 0-31499

Dear Ms. Singleton:

This letter sets forth the responses of Eden Bioscience Corporation (the "Company") to the comments of the Securities and Exchange Commission ("Commission") staff relating to the filing referenced above contained in your letter dated March 6, 2007 (the "Comment Letter"). The Company's responses are set forth below and are numbered to correspond to the numbers of the Comment Letter.

Item 4.01 Changes in Registrant's Certifying Accountants

1. Upon the filing of your December 31, 2006 Annual Report on Form 10-K, please file an amendment to this Item 4.01 Form 8-K disclosing that your auditor-client relationship with KPMG LLP has effectively ceased. The amendment should indicate the type of opinion rendered for each of the two years ended December 31, 2006 and, whether there were any disagreements and reportable events during the two years ended December 31, 2006 and the subsequent period through the effective cessation date of the client-auditor relationship with KPMG LLP.

      Company response:

      Within four business days of filing our December 31, 2006 Annual Report on Form 10-K, we will file an amendment to this Item 4.01 Form 8-K disclosing that our auditor-client relationship with KPMG LLP has effectively ceased. The amendment will indicate the type of opinion rendered for each of the two years ended December 31, 2006 and, whether there were any disagreements and reportable events during the two years ended December 31, 2006 and the subsequent period through the effective cessation date of our client-auditor relationship with KPMG LLP.

Ms. Beverly A.
Singleton
United States Securities and Exchange Commission
Division of Corporation
Finance
March 9, 2007

2. In the amendment, disclose whether KPMG LLP resigned, declined to stand for re-election or was dismissed as your independent registered public accounting firm, and the effective date thereof. We refer you to Item 304(a)(1)(i) of Regulation S-K. Also, state whether your Board of Directors recommended or approved the decision to change auditors. See
      Item 304(a)(1)(iii) of Regulation S-K.

      Company response:

      In the amendment, we will disclose whether KPMG LLP resigned, declined to stand for re-election or was dismissed as our independent registered public accounting firm, and the effective date thereof. Also, if applicable, we will state whether our Board of Directors recommended or approved the decision to change auditors.

3. The amendment should be filed within four days after filing your December 31, 2006 Annual Report on Form 10-K, and should include an updated Exhibit 16 letter from KPMG LLP indicating whether or not they agree with your revised disclosures.

      Company response:

      We plan to file the amendment within four days after filing our December 31, 2006 Annual Report on Form 10-K, and we will request an updated
      Exhibit 16 letter from KPMG LLP indicating whether or not they agree with our disclosures.

As requested, the Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please contact me at (425) 984-2120 if you have questions regarding our responses to your comments on Item 4.01 Form 8-K and related matters.

Sincerely,


/s/ Bradley S. Powell
--------------------------
Bradley S. Powell
President & Chief Financial Officer